EXHIBIT 99.1

Titan Provides Update on Management Changes

GOUVERNEUR, N.Y., May 22, 2026 (GLOBE NEWSWIRE) -- Titan Mining Corporation (“Titan” or the “Company”), an existing zinc concentrate producer in upstate New York and the only U.S. end-to-end producer of natural flake graphite, is pleased to announce the appointment of Mr. Matthew Melnyk, CPG, M.Sc., as Vice President, Geology and Exploration, and Ms. Ashley Kates, CPA, CA, as Interim Chief Financial Officer of the Company, effective May 22, 2026, following Mr. Kevin Hart’s decision to resign for personal reasons.

Mr. Melnyk is a Certified Professional Geologist with over 25 years of mineral exploration experience across the Americas, Africa and Australia. He has played integral roles in major discoveries and acquisitions, including the Navidad silver deposit in Argentina and the Fruta del Norte gold deposit in Ecuador. Prior to joining Titan, Mr. Melnyk served as Manager of Project Evaluations for Agnico Eagle’s Southern Business Unit, where he focused on identifying district-scale opportunities across Latin America.

Ms. Kates is a seasoned mining finance professional with more than 15 years of experience across public company reporting, financial management and operational finance within the mining sector. Her experience includes senior finance roles at Ernst & Young, as well as corporate controller and Vice President, Finance positions at Atlantic Gold Corporation and Pure Gold Mining Inc.

Titan welcomes Mr. Melnyk and Ms. Kates to the team. The Company also thanks Mr. Hart for his contributions during his tenure and wishes him all the best in his future endeavours.

About Titan Mining Corporation
Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan is also a natural flake graphite producer and the USA’s first end-to-end producer of natural flake graphite in 70 years. Titan’s goal is to deliver shareholder value through operational excellence, development and exploration. We have a strong commitment towards developing critical minerals assets which enhance the security of the domestic supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com.

Media & Investor Contact

Irina Kuznetsova
Director, Investor Relations
Phone: (778) 870-7735
Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this news release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including statements regarding Titan’s goal to deliver shareholder value through operational excellence, development and exploration. When used in this news release words such as “to be”, “believe”, “targeted”, “could”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of zinc and graphite; the inherently hazardous nature of mining-related activities; potential effects on our operations of environmental regulations in New York State; risks due to legal proceedings; and risks related to operation of mining projects generally; and the risks, uncertainties and other factors identified in the Company's periodic filings with Canadian securities regulators and the United States Securities and Exchange Commission. Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs; our expectations regarding mining and metallurgical recoveries; mine life and production rates; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of the preliminary economic assessment; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc and graphite; demand for graphite; exploration results; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.